

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 18, 2009

Mr. Rene Arbic
President, Chief Executive Officer
Hipso Multimedia, Inc.
550 Chemin du Golf, Suite 202, Ile des Soeurs
Quebec, Canada  H3E 1A8

> **RE:** **Hipso Multimedia, Inc.**
> **File No. 333-131599**
> **Form 10-K/A for the year ended November 30, 2008**
> **Filed December 8, 2009**
>
> **Form 10-Q/A for period ended February 28, 2009**
> **Filed December 8, 2009**
>
> **Form 10-Q/A for period ended May 31, 2009**
> **Filed December 8, 2009**
>
> **Form 10-Q/A for period ended August 31, 2009**
> **Filed December 8, 2009**

Dear Mr. Arbic:

We have reviewed your filings and have the following comments.  Please address the following comments in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the period ended November 30, 2008

Forward-Looking Statements and Associated Risks

1.  We note your response to prior comment 4 from our letter dated October 28, 2009.  In future filings, please remove the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Item 1.  Description of Business

2.  We note your response to prior comment 5 from our letter dated October 28, 2009, but do not see any revisions to your disclosure.  In future filings, please provide consistent disclosure regarding the date of the company's agreement to acquire Valtech Communications.  In the first paragraph of this section, you disclose the date as May 30, 2007, while Note 1 to the financial statements discloses the date you entered into the agreement as June 2, 2008.

3.  We note your response to prior comment 9 from our letter dated October 28, 2009.  In future filings, please include the discussion set forth in response to this comment from your December 8, 2009 letter in your amended Form 10-K.  Also disclose whether you have digital TV programming contracts or broadcast distribution agreements.

Item 7. Management's Discussion and Analysis and Results of Operations and Financial Conditions

4.  We note your response to comment 12 from our letter dated October 28, 2009.
    In future filings, quantify the changes in customers from period to period.  Identify any customers that generated more than 10% of your revenues in each year, and disclose the amount of revenues attributable to each material customer.  Disclose the amount of revenues attributable to related parties.  Discuss whether you provide free installation, whether you plan to continue providing free installation and how this has impacted your results.

Item 13.  Certain Relationships and Related Transactions and Director Independence

5.  We note your response to prior comment 14 from our letter dated October 28, 2009.  In future filings, please provide all the disclosure required by Item 404(a)(5) of Regulation S-K with regard to the loans from related parties.  More specifically, disclose the amounts outstanding as of the latest practicable date, the amount of principal paid during the fiscal year, the amount of interest paid during the fiscal year, and the rate or amount of interest payable on the indebtedness.

Item 14. Principal Accounting Fees and Services

6. We note your response to prior comment 15 from our letter dated October 28, 2009, but do not see any revisions to your disclosure.  Please confirm in your response letter that the correct date the company's board of directors appointed KBL, LLP as independent public accountant for the fiscal years ending November 30, 2008 and 2007 was July 3, 2009, as disclosed in your Form 8-K filed on July 9, 2009, as amended on July 24, 2009, and August 10, 2009.

Section 16(a) Compliance

7. We note your response to prior comment 17 from our letter dated October 28, 2009.  In future filings, revise to identify each director, officer or beneficial owner of more than ten percent of any class of equity securities that failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year.  Also, include the number of late reports for each director, officer or beneficial owner.  Refer to Item 405 of Regulation S-K.

Form 10-Q for the period ended August 31, 2009

8. We note your response to comment 19 from our letter dated October 28, 2009. Please re-file the material contract with this customer in English.  See Rule 12b-12(d) of the Exchange Act.

\* \* \* \*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Senior Staff Accountant, at (202) 551-3353, or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  You may contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc:    Richard Rubin, Esq.
       Via Facsimile: (212) 658-9867